On August 23, 2012, NASDAQ Listing Qualifications staff (Staff) notified SmartHeat, Inc. (Company) that it determined to delist the Company based on Rule 5101. On August 29, 2012, the Company exercised its right to appeal the Staffs determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. A Panel hearing was held on October 11, 2012. On November 7, 2012, the Panel issued a decision that affirmed Staffs determination to delist the Company. On November 19, 2012, the Company exercised its right to appeal the November 7, 2012 Panel decision to the Nasdaq Listing and Hearing Review Council (Council) pursuant to Rule 5820(a). On February 25, 2013, the Council issued a decision that affirmed the November 7, 2012 Panel decision to delist the Companys securities. On August 5, 2013, the Company was provided notice that the Nasdaq Board of Directors declined to call the Council decision for review pursuant to Rule 5825(a).